IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: 604.687.1828 • fax: 604.687.1858 • toll free: 800.901.0058
net: www.imaexploration.com • e-mail: info@imaexploration.com

82-3263

02049772

TSX-V :IMR

RECEIVED AUG 2 9 2002

NEWS RELEASE

Exploration Underway In Argentina

IMA Exploration Inc. (IMR : TSX.V) is pleased to announce that a 6 to 8 week exploration program has commenced on its 100% owned Las Bayas, Los Toros and Victoria properties in Chubut Province, within the Patagonia region of Argentina. The work program consists of geological mapping, detailed soil, rock, and silt sampling. Concurrently, IMA will continue the regional review that has been ongoing for over two years to further its diversification into Argentine gold projects that are accessible year round.

Earlier exploration conducted by IMA identified individual gold bearing quartz veins up to 22 meters in width that are exposed intermittently along strike for over 350 meters on its Las Bayas property. Rock sampling has returned values up to 25.8 grams per tonne (g/t) gold (0.752 ounces per ton). Evaluation of satellite data suggests that this principle zone of quartz veins may extend up to 4.5 km in length onto the Company's adjacent Victoria claims.

In southern Argentina (Patagonia), the Company is assembling a new property package as this region has rapidly risen to become one of the most attractive exploration areas in South America. To date, IMA has acquired over 200 square kilometers (20,000 ha) and is reviewing several other potential acquisitions with good infrastructure, located at low to moderate altitudes with year round access.

In Patagonia several companies have made new discoveries, including: Anglo American at Cerro Vanguardia, Brancote's discoveries at Esquel, and Silver Standard Resources/Black Hawk Mining Inc. at Manantial Espejo. Consequently, the district has attracted the keen interest of several of the world's largest gold and silver producers, as well as an increasing number of medium and small exploration companies.

The Company also has an established property package beside and in the vicinity of Barrick Gold Corporation's massive Pascua-Veladero gold discoveries, and is in partnership with Barrick on two projects. IMA has several properties in the immediate area, which Barrick describes as the largest undeveloped gold district in the world. To date, five drill targets have been identified on IMA's properties that fit a Pascua or Veladero geological model.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

PROCESSED SEP 0 6 2002 THOMSON FINANCIAL

ON BEHALF OF THE BOARD

"*Dr. Gerald G. Carlson*"
Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.
Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.
This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2002 Number 14